Exhibit 99.1

E-House Reports Third Quarter 2015 Results

SHANGHAI, China, November 18, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•                  Total revenues increased by 18% year-on-year to $258.7 million

•                  Revenues from real estate online services increased by 18% year-on-year to $151.2 million, including $106.4 million in revenues from e-commerce services, which grew by 26% year-on-year

•                  Revenues from primary real estate agency services increased by 48% year-on-year to $83.2 million

•                  Non-GAAP1 net income attributable to E-House shareholders was $18.7 million, or $0.13 per diluted American depositary share (“ADS”), an increase of 48% from $12.6 million, or $0.09 per diluted ADS, for the same quarter of 2014

First Nine Months 2015 Financial Highlights

•                  Total revenues increased by 18% year-on-year to $698.4 million

•                  Revenues from real estate online services increased by 24% year-on-year to $402.4 million, including $290.9 million in revenues from e-commerce services, which grew by 44% year-on-year

•                  Revenues from primary real estate agency services increased by 26% year-on-year to $225.1 million

•                  Non-GAAP net income attributable to E-House shareholders was $15.6 million, or $0.10 per diluted ADS, compared to $45.0 million, or $0.30 per diluted ADS, for the same period of 2014

Mr. Xin Zhou, E-House’s co-chairman and CEO, said, “During the third quarter, we continued to grow our overall business and deliver solid execution in driving our total revenues. Under a relatively stable and healthy real estate market environment, our real estate brokerage services led the year-on-year top-line growth. Our online services continued to deliver solid growth as well, driven by revenue growth in e-commerce and secondary listings. We merged our real estate fund management business into Jupai Holdings Limited (“Jupai”, NYSE: JP) in the third quarter in exchange for additional stakes in Jupai, which closed concurrent with Jupai’s IPO in the U.S. The realized gains from the disposition of our real estate fund management business helped drive our profits higher during the quarter.”

Third Quarter 2015 Results

Total revenues were $258.7 million, an increase of 18% from $218.7 million for the same quarter of 2014, primarily driven by growth of revenues from real estate online services and real estate brokerage services.

Revenues from real estate online services were $151.2 million, an increase of 18% from $128.2 million for the same quarter of 2014, mainly contributed by growth of revenues from e-commerce services. Revenues from e-commerce services were $106.4 million, an increase of 26% from $84.2 million for the same quarter of 2014, primarily due to an increase in the average price per discount coupon redeemed. Revenues from online advertising services were $39.4 million, a decrease of 6% from $41.8 million for the same quarter of 2014, primarily due to decreased online advertising demand from property developers. Revenues from listing services were $5.4 million, an increase of 139% from $2.2 million for the same quarter of 2014, primarily due to growth in secondary home transactions.

1 E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from real estate brokerage services were $86.5 million, an increase of 47% from $59.0 million for the same quarter of 2014. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $83.2 million, an increase of 48% from $56.3 million for the same quarter of 2014. The increase was caused by increases in both total gross floor area (“GFA”) of new properties sold and total transaction value of new properties sold compared to the same quarter of 2014. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $3.3 million, an increase of 24% from $2.7 million for the same quarter of 2014, primarily due to an increase in the number of sale transactions in secondary properties.

Revenues from real estate information and consulting services were $13.2 million, a decrease of 14% from $15.4 million for the same quarter of 2014, mainly due to decreased demand for customized data reports due to lower real estate investment levels and decreased average price of consulting contracts during the period.

Revenues from other services were $7.6 million, a decrease of 53% from $16.1 million for the same quarter of 2014. Other services include offline real estate advertising services, promotional events services, real estate fund management services and real estate financial services. The decrease in revenues from other services in the third quarter was primarily due to a decrease in revenues from offline promotional events services, and the disposition of real estate fund management services business at the beginning of the third quarter of 2015. Revenue from real estate fund management services was nil in the third quarter of 2015, compared to $7.0 million for the same quarter of 2014.

No material revenue was generated from community value-added services in the third quarter.

Cost of revenues was $82.7 million, an increase of 6% from $77.9 million for the same quarter of 2014, primarily due to increased commission fees and project consulting fees for primary real estate agency services in line with increased revenues.

Selling, general and administrative (“SG&A”) expenses were $172.3 million, an increase of 34% from $128.3 million for the same quarter of 2014, primarily due to higher marketing expenses for real estate online services, as well as increased salary and welfare expenses related to community value-added services. Expenses related to community value-added services were $12.2 million, compared to $4.6 million for the same quarter of 2014.

Income from operations was $7.6 million, a decrease of 53% from $16.2 million for the same quarter of 2014. Non-GAAP income from operations was $16.2 million, a decrease of 37% from $25.5 million for the same quarter of 2014, mostly due to increased spending related to community value-added services and real estate financial services.

Investment income was $23.1 million, comprised of a gain from the disposition of the real estate fund management services to Jupai.

Net income was $12.2 million, compared to $13.1 million for the same quarter of 2014. Non-GAAP net income was $20.0 million, compared to $21.9 million for the same quarter of 2014.

Net income attributable to E-House shareholders was $12.5 million, or $0.09 per diluted ADS, an increase of 146% from $5.1 million, or $0.03 per diluted ADS, for the same quarter of 2014. Non-GAAP net income attributable to E-House shareholders was $18.7 million, or $0.13 per diluted ADS, an increase of 48% from $12.6 million, or $0.09 per diluted ADS, for the same quarter of 2014.

First Nine Months 2015 Results

Total revenues were $698.4 million, an increase of 18% from $592.2 million for the same period of 2014, primarily driven by growth of revenues from real estate online services and real estate brokerage services.

Revenues from real estate online services were $402.4 million, an increase of 24% from $324.1 million for the same period of 2014, contributed by growth of revenues from e-commerce services and listing services. Revenues from e-commerce services were $290.9 million, an increase of 44% from $202.2 million for the same period of 2014, primarily due to an increase in the average price per discount coupon redeemed. Revenues from online advertising services were $97.2 million, a decrease of 13% from $111.2 million for the same period of 2014, primarily due to decreased online advertising demand from property developers. Revenues from listing services were $14.4 million, an increase of 35% from $10.7 million for the same period of 2014, primarily due to the growth in secondary home sales.

Revenues from real estate brokerage services were $233.7 million, an increase of 26% from $185.6 million for the same period of 2014. Revenues from primary real estate agency services were $225.1 million, an increase of 26% from $178.9 million for the same period of 2014, due to increases in both total GFA and transaction value of new properties sold during the first nine months of 2015. Revenues from secondary real estate brokerage services were $8.6 million, an increase of 28% from $6.7 million for the same period of 2014, due to an increase in the number of sale transactions in secondary properties.

Revenues from real estate information and consulting services were $43.5 million, a decrease of 15% from $51.0 million for the same period of 2014, mostly due to decreased demand for customized data reports due to lower real estate investment levels, and a decreased average price of consulting contracts.

Revenues from other services were $18.3 million, a decrease of 42% from $31.5 million for the same period of 2014, primarily due to a decrease in revenues from offline promotional events services, and the disposition of real estate fund management services business at the beginning of the third quarter of 2015.

No material revenue was generated from community value-added services in the first nine months of 2015.

Cost of revenues was $232.3 million, an increase of 11% from $209.6 million for the same period of 2014, due to increased commission fees and project consulting fees for primary real estate agency services in line with increased revenues, increased staff costs and increased amortization expenses of intangible assets for the exclusive rights in connection with real estate online services.

SG&A expenses were $491.6 million, an increase of 37% from $359.5 million for the same period of 2014, primarily due to an increase in marketing expenses for real estate online services, as well as increases of $23.3 million in expenses related to community value-added services and $3.1 million in expenses related to real estate financial services, both of which commenced in the third quarter of 2014.

Loss from operations was $19.7 million, compared to income from operations of $31.2 million for the same period of 2014. Non-GAAP income from operations was $7.4 million, a decrease of 87% from $59.4 million for the same period of 2014.

Investment income was $23.1 million, comprised of a gain from the disposition of the real estate fund management services to Jupai.

Net loss was $10.1 million, compared to $30.7 million net income for the same period of 2014. Non-GAAP net income was $14.5 million, compared to $56.8 million for the same period of 2014.

Net loss attributable to E-House shareholders was $3.8 million, or $0.03 loss per diluted ADS, compared to net income attributable to E-House shareholders of $21.4 million, or $0.14 per diluted ADS, for the same period of 2014. Non-GAAP net income attributable to E-House shareholders was $15.6 million, or $0.10 per diluted ADS, compared to $45.0 million, or $0.30 per diluted ADS, for the same period of 2014.

Cash Flow

As of September 30, 2015, the Company’s cash and cash equivalents balance was $481.7 million.

Third quarter 2015 net cash provided by operating activities was $12.4 million, mainly attributable to non-GAAP net income of $20.0 million, as well as a $14.4 million decrease in customer deposits, partially offset by a $23.1 million non-cash gain from the disposition of the real estate fund management services. Net cash used in investing activities was $37.1 million, mainly comprised of a $12.6 million payment for investments in affiliate, a $9.2 million payment for a business acquisition deposit, a $7.9 million payment for the exclusive rights with Baidu, and a $6.0 million cash decrease associated with the disposition of real estate fund management services. Net cash provided by financing activities was $79.3 million, mainly comprised of a $71.3 million bank loan, and a $25.6 million loan from a related party, partially offset by $9.6 million paid for the repurchase of the convertible bond, and a $6.6 million payment for the 2014 acquisition of non-controlling interests in the Company’s online business.

Business Outlook

The Company maintains its fiscal year 2015 total revenues guidance of approximately $1.05 billion to $1.10 billion, which would represent an increase of approximately 16% to 22% from $904.5 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on November 18, 2015 at 8:15 a.m. U.S. Eastern Time (9:15 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	+86-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 26, 2015:

U.S./International: +1-646-254-3697
Hong Kong: +852-3051-2780
Mainland China: +86-800-870-0205
Passcode: 75256378

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and mobile community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Investor Relations Department

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0809

E-mail: ir@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	630,617	481,706
Restricted cash	40,402	40,067
Customer deposits, net	92,797	102,804
Accounts receivable, net	415,150	447,396
Advance payment for properties, current	51,983	14,255
Properties held for sale	34,842	30,665
Deferred tax assets, net	64,805	61,937
Prepaid expenses and other current assets	39,339	45,265
Amounts due from related parties	6,094	1,888
Total current assets	1,376,029	1,225,983
Property and equipment, net	49,109	125,400
Intangible assets, net	120,381	116,312
Investment in affiliates	51,681	114,560
Goodwill	51,540	63,101
Customer deposits, non-current, net	797	1,380
Investment in preferred shares of a private entity	39,485	—
Restricted cash, non-current	—	32,855
Other non-current assets	87,902	118,417
Total assets	1,776,924	1,798,008

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	35,954	75,456
Accounts payable	8,261	5,640
Accrued payroll and welfare expenses	116,577	95,071
Income tax payable	117,594	102,312
Other tax payable	49,390	50,541
Amounts due to related parties	7,356	31,760
Advance from property buyers	2,261	8,101
Dividend payables	12,902	—
Advance from customers and deferred revenue	19,013	19,166
Other current liabilities	85,837	61,865
Total current liabilities	455,145	449,912
Deferred tax liabilities	28,203	28,548
Convertible senior notes	132,752	123,697
Other non-current liabilities	658	74,867
Total liabilities	616,758	677,024
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 142,123,368 and 142,620,205 shares issued and outstanding, as of December 31, 2014 and September 30, 2015, respectively	142	143
Additional paid-in capital	991,646	979,648
Subscription receivables	(196)	(61)
Accumulated deficit	(67,703)	(71,523)
Accumulated other comprehensive income	83,901	45,148
Total E-House equity	1,007,790	953,355
Non-controlling interests	152,376	167,629
Total equity	1,160,166	1,120,984
TOTAL LIABILITIES AND EQUITY	1,776,924	1,798,008

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015

Revenues	218,718	258,691	592,174	698,374
Cost of revenues	(77,890)	(82,745)	(209,618)	(232,341)
Selling, general and administrative expenses	(128,332)	(172,323)	(359,517)	(491,563)
Other operating income	3,674	3,939	8,134	5,870
Income (loss) from operations	16,170	7,562	31,173	(19,660)

Interest expenses	(1,326)	(2,797)	(3,991)	(7,589)
Interest income	805	1,211	2,180	3,637
Other income (loss), net	117	(2,215)	3,180	(1,128)
Investment Income	—	23,104	—	23,104
Income (loss) before taxes and equity in affiliates	15,766	26,865	32,542	(1,636)
Income tax expense	(3,132)	(15,221)	(5,379)	(10,383)
Income (loss) before equity in affiliates	12,634	11,644	27,163	(12,019)
Income from equity in affiliates	424	594	3,553	1,919
Net income (loss)	13,058	12,238	30,716	(10,100)

Less: net income (loss) attributable to non-controlling interests	7,968	(307)	9,310	(6,279)
Net income (loss) attributable to E-House shareholders	5,090	12,545	21,406	(3,821)

Earnings (loss) per share:
Basic	0.04	0.09	0.15	(0.03)
Diluted	0.03	0.09	0.14	(0.03)
Shares used in computation:
Basic	139,374,967	142,604,949	138,472,922	142,464,061
Diluted	146,962,092	145,253,119	146,680,245	142,464,061

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.3613 on September 30, 2015 and USD1 = RMB6.2378 for the nine months ended September 30, 2015

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015

Net income (loss)	13,058	12,238	30,716	(10,100)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	300	(28,057)	(5,441)	(27,311)
Unrealized holding gains (loss) for investment in preferred shares of a private entity	4,629	(38,872)	4,629	(13,765)
Comprehensive income (loss)	17,987	(54,691)	29,904	(51,176)

Less: Comprehensive income (loss) attributable to non-controlling interests	7,931	(2,990)	8,980	(8,904)
Comprehensive income (loss) attributable to E-House shareholders	10,056	(51,701)	20,924	(42,272)

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	16,170	7,562	31,173	(19,660)
Share-based compensation expense	5,919	5,162	16,369	16,926
Amortization of intangible assets resulting from business acquisitions	3,448	3,456	11,819	10,180
Non-GAAP income from operations	25,537	16,180	59,361	7,446

GAAP net income (loss)	13,058	12,238	30,716	(10,100)
Share-based compensation expense (net of tax)	5,919	5,162	16,369	16,926
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,894	2,592	9,707	7,635
Non-GAAP net income	21,871	19,992	56,792	14,461

Net income (loss) attributable to E-House shareholders	5,090	12,545	21,406	(3,821)
Share-based compensation expense (net of tax and non-controlling interests)	5,329	4,328	15,367	14,004
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,179	1,816	8,263	5,377
Non-GAAP net income attributable to E-House shareholders	12,598	18,689	45,036	15,560

GAAP earnings (loss) per ADS — basic	0.04	0.09	0.15	(0.03)

GAAP earnings (loss) per ADS — diluted	0.03	0.09	0.14	(0.03)

Non-GAAP earnings per ADS — basic	0.09	0.13	0.33	0.11

Non-GAAP earnings per ADS — diluted	0.09	0.13	0.30	0.10

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	139,374,967	142,604,949	138,472,922	142,464,061

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	146,962,092	145,253,119	146,680,245	142,464,061

Shares used in calculating diluted non-GAAP net income attributable to shareholders per ADS	146,962,092	153,999,177	146,680,245	145,489,652

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015

Primary real estate agency services
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	4,991	6,411	14,824	17,460
Total value of new properties sold (millions of RMB)	42,986	66,700	131,615	170,995
Total value of new properties sold (millions of $)	7,019	10,361	21,490	27,413

E-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	85,843	70,641	223,807	205,895
Number of discount coupons redeemed (number of transactions)	59,811	57,303	143,407	141,827